June 8, 2007


Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY  10036


      RE:	Gabelli Global Gold, Natural Resources & Income Trust
      333-143009; 811-21698

Dear Mr. Prins:

	We have reviewed the registration statement on Form N-2 for the
Gabelli Global Gold, Natural Resources & Income Trust, filed with the
Securities and Exchange Commission on May 16, 2007. We have the following comments:


PROSPECTUS

1. The registration statement pertains to a shelf offering which may be common stock or preferred stock, but does not disclose the material terms of these securities. Please revise the disclosure to include the material terms of the subject securities. In addition, please explain to us how the Fund proposes to "take down" securities and how the Fund will update its prospectus. In particular, how will the Fund update its financial statements and its legal opinion?

Prospectus Summary

2. Under the heading, "Investment Objectives and Policies," it states that "The Fund anticipates that application of its investment policies and strategy currently would cause it to invest in issuers located in eight countries globally, including the U.S. Under normal market conditions, the Fund will invest in the securities of issuers in at least three countries, including the U.S." The Commission has stated that the term "global" in a fund`s name connotes diversification among investments in a number of countries throughout the world. Please add to the disclosure to make clearer how the Fund will achieve diversification of its assets among a number of countries. Please state the Fund`s policy on investing a minimum percent of assets outside the U.S. (See Investment Company Act Release No. 24828, note
42).

3. The last paragraph under the heading, "Dividends and Distributions," discusses the use of proceeds. Please add a new heading, "Use of Proceeds," and move that paragraph under the new heading.

4. Under the heading, "Risk Factors and Special Considerations," please add the risk of high portfolio turnover. As shown in the financial highlights, the Fund has experienced portfolio turnover over
100% in each of its first two years of operations.

5. Under the heading, "Risk Factors and Special Considerations," it states that "the Fund anticipates that it may invest in the securities of other investment companies, including exchange traded funds." Please include the line item in the fee table for Acquired Fund Fees and Expenses, as appropriate, pursuant to Investment Company Act Release No. 27399.

6. Under the heading "Management and Fees," please make it clear whether the management fee is charged on managed assets (i.e.
assets
attributable to both common and preferred shares).

7. Under the heading "Repurchase of Common Shares and Anti-takeover
Provisions," it states that "the Fund`s Board of Trustees has authorized the Fund to repurchase its common shares in the open market when the common shares are trading at a discount of 7.5% or more from net asset value." Please make it clear whether the Fund will repurchase its common shares in the open market when the common shares are trading at a discount of 7.5% or whether the Fund reserves the freedom of action to repurchase its common shares. In addition, please discuss how much of the outstanding common shares the Fund will repurchase (i.e. until the discount falls to x%).

Summary of Fund Expenses

8. Please show the management fee as a ratio to common shares only. Therefore, if the management fee of 1% is charged on the assets of both common and preferred shares, the ratio of the management fee to common shares only will be greater than 1%.


STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

9. In investment restriction (1), the Fund`s policy on concentration, it states that "this restriction does not apply to...investments in the gold industry and the natural resources industries." Please verify that the Fund does have a fundamental policy to concentrate (i.e. invest at least 25% of its net assets) in each of the gold industry and the natural resources industries.

10. Investment restriction (5) states that "the Fund may not borrow money, except to the extent permitted by applicable law." Either here or elsewhere in the Statement of Additional Information, as appropriate, please disclose the amount of borrowing permitted under the applicable law and also disclose the Fund`s current intentions of borrowing.

Ownership of Shares in the Fund

11. Please move the information under this heading above the section titled "Portfolio Holdings Information" so that the information on Portfolio Mangers` ownership of fund shares is included under "Portfolio Manager Information."

PART C
Item 34. Undertakings

12. Please explain why the information under 4(d) of Item 34 does not conform to Item 34(4)(d) of Form N-2.


GENERAL

13. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
14. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund`s final pre-effective amendment.
15. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


			*		*		*		*
     If you have any questions about these comments, please call me at
202-551-6957.

								Sincerely,



								Laura E. Hatch
								Staff Accountant